EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                February 7, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

      Subject of the Event: Notice in Reference to the License of the Bank

1. Further to the Immediate Reports issued by the Bank on July 26, 2005 and November 1, 2005 regarding its consent to the immediate limitation of its banking license so that it would reflect its limited activities as derived from its run-off plan and to limit its validity until July 31, 2008, the Bank received notice from the Governor of the Bank of Israel by which:

     a. The banking license granted to the Bank on June 4, 1989 shall be limited in such manner that the Bank shall not engage in any activity in which it did not engage prior to the granting of this license (until the granting of the above license, the Bank acted as a bank for investment financing), and without derogating from the said generality, the Bank shall not accept new deposits and shall not renew deposits upon their current maturity date except those of its shareholders.

     b.   The banking license is cancelled as of August 1, 2008.

It should be noted, that as has been previously reported in the Bank's quarterly and annual reports, in effect the Bank has for some time ceased to grant new credits and to accept or renew deposits, and its activities focus on the collection of its credit portfolio.

2. The date and time when the Company was first made aware of the event or matter: February 7, 2006 at 8:00 A.M.